

May 13, 2022

David Watson
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 201
Rockville, MD 20850

> **Re: Argan, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2022**
> **Form 8-K**
> **Filed April 13, 2022**
> **File Nos. 001-31756**

Dear Mr. Watson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 13, 2022

Exhibit 99.1
Summary Information, page 1

1. We note your presentation of EBITDA per diluted share for the fiscal years ended January 31, 2022 and 2021. Please tell us how your presentation complies with the guidance in Questions 103.02 and 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the

David Watson
Argan, Inc.
May 13, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Isaac Esquivel, Staff Accountant, at (202) 551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction